UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes                 No     X

2002. 11. 7 / 11. 8

“The Value Networking Company”

(KSE : 30200 / NYSE : KTC)

3rd Quarter 2002
Preliminary Earnings Commentary

Disclaimer
This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of 3rd quarter 2002 and forward-looking statements with respect to the financial condition, results of operations and business of KT management. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.
Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.
Please note that the financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished compilations of their financial results, our estimated figures were used for the equity method gains/losses. KT’s official reviewed non-consolidated financial statements as of and for the period of 3rd quarter 2002 will be filed with the Korea Financial Supervisory Commission, the Korea Stock Exchange on November 15, 2002.
Please also note that the results of 2nd quarter 2002 has been revised according to the actual figures after the 2nd quarter preliminary earnings commentary on August 1 and 2. The main revisions are:

	2Q Preliminary	2Q Actual	Difference (KRW Billion)
Revenue	2,894.6	2,890.2	0.44

Operating Income	455.8	451.2	0.46

EBITDA Margin	1,063.9	1,059.7	0.42

Net Income	479.6	488.4	0.86

If you have any questions in connection with this presentation, please contact the Investor Relations Department of KT Corp.
KT Corporation
Investor Relations

Tel:	82-31-727-0941~5
Fax:	82-31-727-0939
E-mail:	maestoso@kt.co.kr

Financial Highlights

A. Brief Summary of Cumulative Income Statement
(KRW billion)

Sector	2002 3Q(Cum.)	2001 3Q(Cum.)	Changes
			Amount	%
Operating Revenue	8,687.2	8,580.8	106.4	1.2%
Internet	1,452.0	1,085.1	366.9	33.8%
Broadband	1,143.7	785.8	357.9	45.5%
Other Data	153.8	209.1	-55.3	-26.4%
Leased Line	1,051.1	1,052.0	-0.9	-0.1%
LM Interconnection	1,707.6	2,106.5	-398.9	-18.9%
Wireless	498.5	396.0	102.5	25.9%
Satellite	100.4	70.5	29.9	42.4%
Telephone	3,561.6	3,440.8	120.8	3.5%
Subscriber Connection	1,198.2	1,017.0	181.2	17.8%
Local	1,032.6	1,143.5	-110.9	-9.7%
DLD	777.8	786.9	-9.1	-1.2%
ILD	256.6	275.0	-18.4	-6.7%
International Settlement	108.6	92.7	15.9	17.2%
Others	187.8	125.7	62.1	49.4%
Other Operating Revenue	162.3	220.8	-58.5	-26.5%
SI/NI	87.9	143.6	-55.7	-38.8%
Operating Expense	7,042.1	7,204.2	-162.1	-2.3%
Labor	2,042.7	1,974.9	67.8	3.4%
Depreciation	1,873.6	2,124.2	-250.6	-11.8%
Cost of Service Provided	1,407.9	1,757.1	-349.2	-19.9%
Cost of Service	377.9	378.2	-0.3	-0.1%
LM Interconnection Cost	894.6	1,269.7	-375.1	-29.5%
International Settlement	135.4	109.2	26.2	24.0%
Cost of Goods Sold	216.7	187.2	29.5	15.8%
Sales Promotion	225.8	184.9	40.9	22.1%
Others	1,275.4	975.9	299.5	30.7%
Operating Profits	1,645	1,376.6	268.5	19.5%
OP Margin (%)	18.9%	16.0%	2.9%P
EBITDA*	3,518.8	3,500.8	17.9	0.5%
EBITDA Margin (%)	40.5%	40.8%	-0.3%P
Non-operating Income	747.5	284.2	463.3	163.0%
Gains on Dis. of Inv. Assets	278.0	8.2	269.8	3290.2%
USO Loss Compensation	137.8	74.1	63.7	86.0%
Non-operating Expense	644.2	948.9	-304.7	-32.1%
Loss on Equity Methods	57.3	164.2	-106.9	-65.1%
Loss on Dis. of Tangible Assets	43.5	232.6	-189.1	-81.3%
Ordinary Income	1,748.4	711.9	1,036.5	145.6%
Income Tax	452.9	123.7	329.2	266.1%
Net Income	1,295.6	588.2	707.4	120.3%
(1)	EBITDA = Operating Income + Depreciation

B. Comments on Cumulative Income Statement

Operating Revenue

•
The cumulative revenue until 3Q is KRW 8.6872 trillion, which is KRW 106.4 billion or 1.2% increase, comparing to the same period of last year in spite of 17.7% LM tariff cut that has been effective since May 1st.

•
The continued revenue growth was possible due to the growth in broadband service, in which the revenue increased by 45.5% or KRW 785.6 billion and recorded KRW 1,143 billion mainly due to the increase of broadband subscriber number from 3.48 million as of September 2001 to 4.56 million as of September 2002.

•
The net addition of broadband subscriber number was 55,661 in July, 76,296 in August, 92,781 in September, and approximately 110,000 in October, mounting to about 4.7 million as of the end of October, owing to active and aggressive marketing with such new services as W-LAN and VDSL.

Operating Income

•
Operating expense decreased by KRW 162.1 billion (-2.3%), comparing to 3Q of 2001 due to decrease in depreciation as a result of efficient investment and decrease in LM interconnection expense paid to the wireless business operators.

•	As a result, operating profits increased by KRW 268.6 billion (19.5%) and recorded KRW 1.645 trillion.

Non-Operating Income & Expense

•
Non-operating income increased substantially by KRW 463.3 billion (163.1%) comparing to 3Q of 2001 due to the sale of 1 million SKT shares (1%) in April and increase in USO Fund compensation rate up to 50% in 2002.

•	On the other hand, due to the decrease in loss on equity methods by KRW 106.9 billion (-65.1%), total non-operating expense decreased substantially by KRW 304.7 billion (-32.1%).

Net Income

•
Net income is KRW 1.295.6 trillion, which increased by KRW 707.4 billion (120.3%) due to cost saving, increase in non-operating income including gains on disposal of SKT shares, FX gains, and USO compensation.

II. Summary of Quarterly Financial Statement

A. Summary of Balance Sheet

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 3Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Total Assets	22,743.0	22,773.7	-30.7	-0.1%	22,990.8	-247.8	-1.1%
Current Assets	3,482.6	2,786.2	696.4	25.0%	3,120.1	362.5	11.6%
Quick Assets	3,439.9	2,741.7	698.2	25.5%	3,069.5	370.4	12.1%
Cash & Cash Equivalents	1,072.9	910.3	162.6	17.9%	947.1	125.8	13.3%
Short-term Loans	155.9	18.9	137.0	724.9%	160.6	-4.7	-2.9%
Account Receivables	1,910.4	1,574.0	336.4	21.4%	1,690.5	219.9	13.0%
Others	300.7	238.5	62.2	26.1%	271.3	29.4	10.8%
Inventories	42.7	44.5	-1.8	-4.0%	50.6	-7.9	-15.5%
Fixed Assets	19,260.4	19,987.5	-727.1	-3.6%	19,870.7	-610.3	-3.1%
Investment Assets	7,359.7	7,205.5	154.2	2.1%	7,793.3	-433.6	-5.6%
KTF Shares	2,407.7	2,446.2	-38.5	-1.6%	2,433.1	-25.4	-1.0%
KTICOM Shares	848.0	849.4	-1.4	-0.2%	848.5	-0.5	-0.1%
SKT Shares	1,959.3	2,483.8	-524.5	-21.1%	2,227.9	-268.7	-12.1%
Deferred Assets	447.6	567.4	-119.8	-21.1%	455.0	-7.4	-1.6%
Long-term Assets	936.1	224.7	711.4	316.6%	1,033.8	-97.6	-9.4%
Others	761.0	634.0	127.0	20.0%	795.0	-34.0	-4.3%
Tangible Assets	11,685.2	12,645.6	-960.4	-7.6%	11,854.0	-168.8	-1.4%
Intangible Assets	215.5	136.4	79.1	58.0%	223.4	-7.9	-3.5%
Total Liabilities	13,579.6	11,328.1	2,251.5	19.9%	13,693.6	-114.0	-0.8%
Current Liabilities	3,476.5	3,970.0	-493.5	-12.4%	3,765.1	-288.6	-7.7%
Interest-bearing Debts	1,235.4	2,165.9	-930.5	-43.0%	1,522.1	-286.8	-18.8%
Account Payable	719.3	871.7	-152.4	-17.5%	805.3	-85.9	-10.7%
Others	1,521.8	932.4	589.4	63.2%	1,437.7	84.1	5.8%
Long-term Liabilities	10,103.1	7,358.1	2,745.0	37.3%	9,928.5	174.6	1.8%
Interest-bearing Debts	7,748.6	4,315.2	3,433.4	79.6%	7,442.1	306.5	4.1%
Installation Deposit	1,600.9	2,518.1	-917.2	-36.4%	1,771.2	-170.3	-9.6%
Others	753.6	524.8	228.8	43.6%	715.2	38.4	5.4%
Total Shareholders’ Equity	9,163.3	11,445.7	-2,282.4	-19.9%	9,297.2	-133.9	-1.4%
Capital Stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
Capital Surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
Retained Earnings	7,857.8	6,287.3	1,570.5	25.0%	7,552.1	305.7	4.0%
Capital Adjustment	-1,695.8	2,157.2	-3,853.0	-178.6%	-1,256.2	-493.6	35.0%
Treasury Stock	-3,471.0	-45.0	-3,426.0	-7,613.4%	-3,326.1	-144.9	4.4%
Unrealized Gain on Inv.	1,824.9	2,230.6	-405.7	-18.2%	2,076.5	-251.6	-12.1%
Others	-49.7	-28.4	-21.3	74.9%	-6.7	-43.0	–
Total Interest-bearing Debts	8,983.9	6,481.1	2,502.8	38.6%	8,964.3	19.7	0.2%
Net Debts	7,911.0	5,570.8	2,340.2	42.0%	8,017.2	-106.1	-1.3%
Net Debt/Equity Ratio	86.3%	48.7%	38%P		86.2%	0%P

B. Summary of Income Statement

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Operating Revenue	2,878.2	2,832.3	45.9	1.6%	2,890.2	-12.0	-0.4%
Operating Expense	2,454.4	2,355.7	98.6	4.2%	2,439.0	15.3	0.6%
Depreciation	664.5	775.3	-110.9	-14.3%	608.5	56.0	9.2%
Labor	682.6	613.4	69.2	11.3%	776.6	-94.0	-12.1%
Commission	142.5	119.0	23.5	19.7%	140.6	1.9	1.4%
Sales Promotion	55.0	28.0	27.0	96.2%	36.5	18.5	50.6%
Sales Commission	13.8	12.5	1.3	10.6%	13.0	0.8	5.9%
Allowance for Sales	13.5	0.0	13.5	–	15.1	-1.6	-10.5%
Advertising	32.6	24.8	7.8	31.4%	49.6	-17.0	-34.3%
Repairs & Maintenance	91.5	64.8	26.8	41.3%	104.4	-12.9	-12.3%
Cost of Goods	57.3	23.4	33.9	145.2%	65.1	-7.8	-12.0%
Cost of Service Provided	513.8	531.2	-17.4	-3.3%	464.3	49.5	10.7%
Cost of Services	100.1	94.7	5.4	5.7%	104.8	-4.6	-4.4%
LM Interconnection	307.5	393.4	-85.8	-21.8%	294.8	12.7	4.3%
Intn’l Settlement	50.0	38.0	12.0	31.6%	50.1	-0.1	-0.2%
Cost of SI/NI Services	56.1	5.2	51.0	987.9%	14.6	41.5	284.2%
R&D	53.4	50.5	2.9	5.7%	57.4	-4.0	-7.0%
Others	133.9	112.8	21.2	18.8%	108.0	25.9	24.0%
Operating Income	423.8	476.6	-52.8	-11.1%	451.2	-27.4	-6.1%
Operating Margin	14.7%	16.8%	-2.1%P		15.6%	-0.9%P
EBITDA	1,088.3	1,251.9	-163.6	-13.1%	1,059.7	28.6	2.7%
EBITDA Margin	37.8%	44.2%	-6.4%P		36.7%	1.1%P
Non-operating Income	146.0	59.9	86.1	143.7%	502.1	-356.1	-70.9%
Gains on Disp. Of Inv. Assets	0.0	2.1	-2.1	-100.0%	278.0	-278.0	-100.0%
Interest Income	12.0	9.6	2.4	25.0%	15.3	-3.3	-21.7%
FX Transaction Gain	5.8	0.8	5.0	662.5%	7.5	-1.7	-22.6%
FX Translation Gain	-27.6	1.6	-29.2	-1,817.2%	122.6	-150.2	-122.5%
USO Fund	102.8	12.6	90.2	718.6%	21.1	81.7	387.1%
Others	53.0	33.3	19.7	59.2%	57.5	-4.6	-7.9%
Non-operating Expense	179.7	352.6	-172.9	-49.0%	292.7	-113.0	-38.6%
Interest Expense	111.7	111.1	0.6	0.5%	106.6	5.1	4.8%
FX Transaction Loss	11.3	0.9	10.4	1,109.7%	8.0	3.3	40.8%
FX Translation Loss	-15.3	8.3	-23.6	283.4%	23.7	-39.0	-164.3%
Loss on Equity Method	26.0	17.7	8.3	46.8%	29.8	-3.8	-12.8%
Loss on Disp. Of Inv. Assets	10.6	169.4	-158.8	-93.7%	25.6	-15.0	-58.6%
Others	35.4	45.2	-9.8	-21.6%	98.9	-63.5	-64.2%
Ordinary Income	390.1	183.9	206.2	112.2%	660.6	-270.5	-40.9%
Income Tax	84.4	23.2	61.2	263.5%	172.1	-87.7	-51.0%
Net Income	305.7	160.6	145.0	90.3%	488.4	-182.7	-37.4%

III. Operating Results

A. Operating Revenue

1. General Overview
(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Operating Revenue	2,878.2	2,832.3	45.9	1.6%	2,890.2	-12.0	-0.4%
Internet	501.1	399.5	101.6	25.4%	498.4	2.7	0.5%
Broadband	402.1	296.3	105.7	35.7%	385.9	16.2	4.2%
Telephone	1,197.0	1,172.9	24.1	4.0%	1,188.7	8.3	0.7%
L M	502.9	687.7	-184.7	-26.9%	552.1	-49.2	-8.9%
Leased Line	340.6	350.2	-9.6	-2.7%	364.7	-24.1	-6.6%
Other Data	50.1	59.1	-9.0	-15.2%	50.8	-0.7	-1.3%
Wireless (PCS resale etc.)	167.8	107.7	60.0	55.7%	162.8	5.0	3.1%
Satellite	39.6	22.9	16.8	73.3%	28.4	11.2	39.5%
Others	79.0	32.3	46.7	144.3%	44.3	34.7	78.5%

•
Although KT maintained a solid growth trend in broadband, telephone, and wireless, the total revenue increased slightly by 1.6%, comparing to 3Q of 2001 mainly due to 17.7% tariff cut in LM service that has been effective since May 1st, 2002.

•	The operating revenue over 2Q of 2002 decreased by 0.4% mainly due to seasonality reasons such as summer vacation and slowdown in net addition of broadband subscribers.

•	However, the quarterly revenue declining trend is rebounding as shown below as a result of efforts to develop new sources of income:

(KRW billion)

Sector	Yr 2000			Yr 2001			Yr 2002
	2Q	3Q	%	2Q	3Q	%	2Q	3Q	%
Amount	2,562.8	2,517.2	-1.8%	2,879.8	2,834.7	-1.6%	2,890.2	2,878.2	-0.4%

2. Internet Revenue

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Internet Revenue	501.1	399.5	101.6	25.4%	498.4	2.7	0.5%
Broadband	402.1	296.3	105.7	35.7%	385.9	16.2	4.2%
Kornet	69.4	74.6	-5.2	-6.9%	72.7	-3.3	-4.6%
Others	29.7	28.6	1.1	3.7%	39.8	-10.2	-25.5%
IDC	20.8	10.7	10.1	94.5%	22.0	-1.2	-5.5%
Buynjoy	0.0	14.0	-14.0	-100.0%	11.3	-11.3	-100.0%
Others (Bizmeka, VOIP, etc.)	8.9	3.9	2.0	51.1%	6.5	2.3	35.9%
Broadband Sub. No. (’000)	4,558	3,480	1,078	31.0%	4,333	225	5.2%

•	Internet business revenue, which is one of core growth business areas increased by 25.4% comparing to 3Q of 2001 and 0.5% comparing to 2Q of 2002 respectively.

•
In spite of recent slowdown in net addition of broadband subscribers, KT experienced net addition of 55,661 in July, 76,296 in August, 92,781 in September, and expects net addition of approximately 110,000 in October due to newly introduced W-LAN and VDSL which provides up to 13 Mbps speed both ways.

•	Kornet (Internet leased line) revenue decreased by KRW 5.2 billion over 3Q of 2001 and KRW 3.3 billion over 2Q of 2002 mainly due to more severe competition.

•
As a result of continued efforts to develop new sources of Internet revenue, revenue from IDC increased by KRW 10.1 billion over 3Q of 2001, revenue from bizmeka, which is a solution providing service for SMEs and VOIP increased by KRW 2 billion and KRW 2.3 billion over the same period respectively.

•	However, due to the spin-off of ‘BuynJoy’, Internet shopping mall last May, other Internet revenue decreased by KRW 10.2 billion (-25.5%).

3. Telephone Revenue

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Total Telephone Revenue	1,197.0	1,172.9	24.1	2.1%	1,188.7	8.3	0.7%
Subscriber Connection	381.0	391.1	-10.1	-2.6%	422.8	-41.8	-9.9%
Subscription Fee	51.2	80.5	-29.3	-36.4%	93.0	-41.8	-44.9%
Basic Monthly Charge	282.0	258.7	23.3	9.0%	276.5	5.5	2.0%
Installation	10.9	11.1	-0.2	-1.9%	14.5	-3.5	-24.6%
Interconnection	36.9	40.4	-3.5	-8.8%	38.7	-1.9	-4.8%
Others	0.0	0.4	-0.4	-93.3%	0.1	-0.1	-80.2%
Local	335.2	359.8	-24.6	-6.8%	344.7	-9.5	-2.8%
Usage	233.8	269.8	-36.0	-13.3%	248.6	-14.8	-5.9%
Interconnection	30.2	28.4	1.8	6.5%	30.4	-0.2	-0.6%
Others	71.1	61.6	9.5	15.5%	65.6	5.5	8.4%
Domestic Long Distance	258.9	244.8	14.1	5.7%	252.8	6.1	2.4%
Usage	241.9	233.4	8.4	3.6%	236.3	5.6	2.4%
Interconnection	16.8	11.3	5.5	48.7%	16.4	0.5	2.9%
Others	0.1	0.0	0.1	258.8%	0.2	0.0	-20.1%
International Long Distance	85.8	91.4	-5.6	-6.1%	84.0	1.8	2.1%
Usage	84.9	90.8	-6.0	-6.6%	83.0	1.9	2.3%
Others	1.0	0.6	0.4	72.9%	1.1	-0.1	-8.1%
International Settlement Revenue	46.2	46.4	-0.2	-0.4%	31.6	14.6	46.0%
VAS	33.9	23.3	10.6	45.7%	31.8	2.1	6.7%
114 Phone Directory Service	57.3	14.2	43.1	303.0%	21.2	36.1	170.5%
Public Telephone	27.2	33.6	-6.4	-19.1%	27.4	-0.2	-0.6%
Miscellaneous	0.4	0.6	-0.2	-34.6%	0.8	-0.4	-49.6%
Sales D/C	-28.9	-32.3	3.4	-10.5%	-28.4	-0.5	1.8%

•	Telephone revenue increased by 2.1% and 0.7% comparing to 3Q of 2001 and 2Q of 2002 respectively.

•
The main reason for decrease in subscription fee is due to the decrease in net added number of non-refundable subscribers down to 840,000 in 3Q of 2002 from 1.4 million in 3Q of 2001 and 1.65 million in 2Q of 2002 as non-refundable subscribers account for 64% of total subscribers.

•
However, basic monthly charge is on an increasing trend due to increasing number of telephone subscriber number from 21.8 million in September of 2001 and 22.1 million in June 2002 respectively to 22.2 million in September of 2002.

•
Local telephone revenue decreased by 6.8%, comparing to 3Q of 2001 due to replacement to wireless but decreased by 2.8%, comparing to 2Q of 2002, which reflects the fact that the replacing trend is stabilizing.

•
The revenue from domestic long distance increased by 5.7% and 2.4%, comparing to 3Q of 2001 and 2Q of 2002 respectively mainly due to call volume increase during Busan Asian Games and summer vacation period.

•	The revenue from international long distance decreased by 5.6% over 3Q of 2001 due to severe competition but, owing to Busan Asian Games, increased by 2.1% over 2Q of 2002.

•
114 phone directory service revenue increased due to tariff increase (public phone: KRW 50 / 3 min → KRW 70 / 3 min, 114 phone directory: KRW 80 / each → KRW 100 / each) in line with LM tariff cut May 1st.

4. LM (Land to Mobile) Interconnection Revenue

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
LM Revenue	502.9	687.7	-184.7	-26.9%	552.1	-49.2	-8.9%
LM Expense	307.5	393.4	-85.8	-21.8%	294.8	12.7	4.3%

•
The LM revenue decreased by 26.9% over 3Q of 2001 mainly due to 17.7% LM tariff cut and 10-minute free usage that has been effective since May 1st. Nevertheless, the LM revenue decreased by 8.9% over 2Q.

5. Leased Line Revenue

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Total Leased Line Revenue	340.6	350.2	-9.6	-2.7%	364.7	-24.1	-6.6%
Local	178.7	176.9	1.9	1.0%	180.9	-2.1	-1.2%
Domestic Long Distance	138.1	148.9	-10.9	-7.3%	140.0	-2.0	-1.4%
Intn’l Long Distance	16.1	18.5	-2.44	-13.2%	21.4	-5.3	-24.7%
Broadcasting & Others	7.7	5.9	1.9	31.7%	22.5	-14.7	-65.6%

•	Leased line service revenue decreased by 2.7% over 3Q of 2001 due to severe competition and introduction of alternative services such as metro-Ethernet etc. and decreased by 6.6%

over 2Q of 2002 due to a decrease in demand for broadcasting after 2002 WorldCup Korea/Japan.

6. Other Data Revenue

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Other Data Revenue	50.1	59.1	-9.0	-15.2%	50.8	-0.7	-1.3%
Dial-up	5.4	18.9	-13.5	-71.3%	6.7	-1.3	-19.3%
Packet Data	13.1	18.3	-5.2	-28.2%	14.2	-1.1	-7.7%
EDI	5.3	4.6	0.8	16.4%	5.9	-0.5	-9.1%
Others (ATM etc.)	26.2	17.2	8.9	51.8%	23.9	2.3	9.6%

•	Dial-up revenue is decreasing due to the migration to the broadband service.

7. Wireless Revenue

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Total Wireless Revenue	167.8	107.7	60.0	55.7%	162.8	5.0	3.1%
PCS Resale	167.3	102.3	64.9	63.5%	162.5	4.8	3.0%
PCS Service	108.1	85.5	22.6	26.4%	101.6	6.6	6.5%
Handset Sales	59.2	16.8	42.4	251.9%	60.9	-1.8	-2.9%
Other Wireless Revenue	0.5	5.4	-4.9	-91.2%	0.3	0.2	53.1%
PCS Resale Expense	95.51	44.16	51.35	116.28%	98.3	-2.8	-2.8%
Cost of Handset	55.1	14.5	40.6	280.7%	54.8	0.3	0.6%
Interconnection Fee to KTF	40.4	29.7	10.7	36.1%	43.5	-3.1	-7.2%
Resale Subscribers (’000)	1,391	1,110	281	25.3%	1,366	25.0	1.8%

•
The net addition of wireless subscriber number is 30,000 in 3Q even if KT reached its yearly target of 1.29 million. It contributed to the increase of revenue by KRW 5.0 billion (3.1%) comparing to 2Q.

•	The revenue from wireless service is increased by KRW 60.0 billion (55.7%) over 3Q of 2001 as the wireless subscriber number grew from 1.11 million in 3Q of 2001 to 1.32 million in 3Q of 2002.

8. Satellite Revenue

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Total Satellite Revenue	39.6	22.9	16.8	73.3%	28.4	11.2	39.5%

•	Total revenue from satellite increased by KRW 16.8 billion (73.3%) and KRW 11.2 billion (39.5%) over 3Q of 2001 and 2Q of 2002 as KDB commercialized its service.

9. Other Revenue

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Other Revenue	79.0	32.3	46.7	144.3%	44.3	34.7	78.5%
SI/NI	57.3	10.2	47.1	460.8%	15.4	41.9	272.7%

•
Other revenue increased by KRW 46.7 billion (144.3%) over 3Q of 2001 and KRW 34.7 billion (78.5%) over 2Q mainly as KT won a number of projects including online lotto project and back-up system for securities companies.

B. Operating Expenses

1. Labor Expense

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Total Labor Expense	682.6	613.4	69.2	11.3%	776.6	-94.0	-12.1%
Salaries & Wages	447.2	402.0	45.2	11.2%	597.0	-149.8	-25.1%
Salaries	269.8	253.4	16.4	6.5%	277.6	-7.8	-2.8%
Wages	176.6	145.3	31.3	21.6%	318.8	-142.2	-44.6%
Performance-based Bonus	87.2	81.7	5.6	6.8%	238.7	-151.4	-63.5%
Bonus (%)	100%	100%	0%P		250%	-150%P
Allowance for paid holidays	29.6	10.3	19.3	187.4%	18.4	11.2	60.9%
Miscellaneous	0.8	3.4	-2.6	-76.8%	0.6	0.2	26.2%
Employee Benefits	177.9	155.4	22.5	14.5%	102.5	75.4	73.6%
Bonus (Lunar Thanksgiving)	71.6	67.8	3.8	0%	2.6	69.1	2685.3%
Summer Vacation Subsidy	13.2	0.0	13.2	100%	0.0	13.2	–
Retirement Allowance	57.5	56.0	1.5	2.7%	77.1	-19.6	-25.4%

•	The total labor expense in 3Q of 2002 increased by KRW 69.2 billion (11.3%) comparing to 3Q of 2001. Main reasons for the increase are due to:

1)	Salaries increase of KRW 16.4 billion caused by salary increase (3.1%) according to salary agreement with the labor union and promotion,

2)	Wages increase of KRW 31.3 billion because of increase in overtime and less usage of paid holidays,

3)	One time payment of summer vacation subsidy of KRW 13.2 billion in total (KRW 300,000 per employee) according to the salary agreement with the labor union.

•	On the other hand, the total labor expense decreased by KRW 94 billion (-12.1%) comparing to 2Q of 2002 due to:

1)	The time difference in yearly bonus payment (refer to the bonus payment schedule below)

Refer back to the 2Q 2002 conference call discussion material for details on agreements with the labor union

•	Annual Bonus Payment Schedule (100% equals to roughly one month’s basic salary)

Term	Yr 2002		Yr 2001

1Q	Performance-Based Bonus	50%	Performance-Based Bonus	100%
	Lunar New Year Bonus	100%	Lunar New Year Bonus	100%

2Q	Performance-Based Bonus	250%	Performance-Based Bonus	185%

3Q	Performance-Based Bonus	100%	Performance-Based Bonus	100%
	Lunar Thanksgiving Bonus	100%	Lunar Thanksgiving Bonus	100%

4Q	Performance-Based Bonus	150%	Performance-Based Bonus	100%

2. Depreciation

•	Depreciation decreased by KRW 110.9 billion (-14.3%) comparing to 3Q of 2001 due to efficient investment policy.

•	However, due to the increase in completion of construction, it increased by KRW 56 billion comparing to 2Q of 2002.

3. Commissions

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Total Commission	142.5	119.0	23.5	19.7%	140.6	1.9	1.4%
Commissions to KT Linkus	36.1	22.7	13.4	59.0%	35.2	0.86	2.44%
Commissions to 114 Phone Director	30.5	32.2	-1.6	-5%	31.6	-1.1	-3.4%
Commissions to Call Center	20.2	18.1	2.1	11.8%	17.6	2.6	14.8%
Other	55.6	46.0	9.6	20.8%	56.1	-0.5	-0.9%

•	Main reason for the increase in commissions comparing to 3Q of 2001 is due to expansion of outsourcing.

4. Sales Promotion

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Sales Promotion	55.0	28.0	27.0	98.2%	36.5	18.5	50.6%
ADSL	16.0	6.0	10.0	166.7%	11.9	4.1	34.5%
KT PCS ResaIe	32.5	12.3	20.2	164.2%	9.5	23.0	242.1%
Marketing Incentive	5.0	0.0	5.0	–	8.4	-3.4	-40.5%
Others	1.5	9.7	-8.2	-84.5%	10.4	-8.9	-85.6%
Broadband Subscribers (’000)	4,558	3,480	1,078	31.0%	4,333	225	5.2%
PCS Resale Subscribers (’000)	1,391	1,110	281	25.3%	1,366	25	1.8%

•	Sales promotion cost increased mainly due to introduction of new services such as W-LAN and VDSL and severe competition.

Repairs & Maintenance

•
Main reasons for the increase in repair & maintenance cost by KRW 26.8 billion (41.3%) comparing to 3Q of 2001 are mainly from changes in accounting treatment. Until last year, KT recognized repairs and maintenance cost which is the part of constructions-in-progress mostly in 4Q; however, from this year, KT started to estimate repairs and maintenance cost of construction-in-progress quarterly in order to reduce quarterly fluctuation.

6. Cost of Goods Sold

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Cost of Goods Sold	57.3	23.4	33.9	145.2%	65.1	-7.8	-12%
PCS Handset Cost	55.1	14.5	40.6	280.7%	54.8	0.3	0.6%
Wireless LAN Card	1.6	–	1.6	–	0.024	1.5	6,407.3%
Others	0.6	89	-8.30	-93.3%	10.25	-9.7	-94%

•	Net addition of PCS resale subscribers is about 30,000 over 3Q of 2001, but the cost of goods sold increased mainly due to the increase in 2.5G subscribers and wireless-LAN subscribers.

•	However, due to the decrease in net addition of PCS resale subscribers (60,000 -~ 30,000), COGS decreased by KRW 7.8 billion (-12%), comparing to 2Q of 2002.

7. Cost of Service

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Cost of Service Provided	513.8	531.2	-17.4	-3.3%	464.3	49.5	10.7%
Cost of Service	100.1	94.7	5.4	5.7%	104.8	-4.6	-4.4%
PCS Resale Network Cost to KTF	40.4	29.7	10.7	36.1%	43.5	-3.1	-7.2%
B&A Service Cost	17.7	22.1	-4.3	-19.7%	18.8	-1.1	-5.6%
Others	42.0	43.0	-0.9	-2.2%	42.5	-0.5	-1.1%
SI/NI Service Cost	56.1	5.2	51.0	987.9%	14.6	41.5	284.2%
International Settlement Cost	50.0	38.0	12.0	31.6%	50.1	-0.1	-0.2%
LM Interconnection Cost	307.5	393.4	-85.8	-21.8%	294.8	12.7	4.3%

•
In spite of the increase in PCS resale network cost to KTF which increased by KRW 10.7 billion (36.1%) and SI/NI service cost due to the decrease in LM interconnection cost, cost of service provided decreased over 3Q 2001.

•
As the net addition of PCS resale subscriber decreased (60,000 in 2Q → 30,000 in 3Q) comparing to 2Q of 2002, the network cost to KTF decreased by KRW 3.1 billion. However, cost of service provided increased by KRW 49.5 billion (10.7%) due to the increase in SI/NI service cost by KRW 28.4 billion (194.2%) and LM interconnection cost.

8. Non-Operating Income

•
Due to the increase in USO compensation rate announced on July 30th, 2002 (from 10.9% in 2000 to 50% in 2002), USO compensation increased by KRW 90.2 billion (718.6%) over 3Q of 2001 and by KRW 81.7 billion (387.1%).

•
Whereas the non-operating income increased over 3Q of 2001 by KRW 86.1 billion (143.7%), it decreased over 2Q by KRW 356.1 billion (-70.9%) due to the lack of sale of SKT shares and foreign exchange (FX) gains due to the depreciation of Korean won.

•	The FX ratio over the period is as follows:

3Q 2001	2Q 2002	3Q 2002
KRW 1,309.10 / US$ 1	KRW 1,201.80 / US$ 1	KRW 1,225.50 / US$ 1

9. Non-Operating Expenses

•
KT experienced loss of KRW 169.4 billion on disposal of tangible assets in 3Q of 2001, but during 3Q of 2002, due to rational distribution of loss on disposals, loss on tangible assets decreased by KRW 158.8 billion (-93.7%) over 3Q of 200l and KRW 15.0 billion (-58.6%).

•	In addition, cumulative loss on disposal of tangible assets is KRW 43.5 billion as of September of 2002, and total yearly loss is expected to be below KRW 100 billion.

10. Net Income

(KRW billion)

Sector	2002 3Q	2001 3Q	2002 3Q / 2001 3Q		2002 2Q	2002 3Q / 2002 2Q
			Amount	%		Amount	%
Income Before Tax	390.1	183.9	206.2	112.2%	660.6	-270.5	-69.3%
Income Tax	84.4	23.2	61.2	263.5%	172.1	-87.7	-51.0%
Effective Tax Rate	21.6%	12.6%	9.0% P		26.1%	-4.4% P
Net Income	305.7	160.6	145.0	90.3%	488.4	-182.7	-37.4%

•
Net income in 3Q of 2002 is KRW 305.7 trillion, which increased by KRW 145.0 billion (90.3%) due mostly to increase in the USO compensation, rational distribution of loss on disposal of tangible assets, which used to be concentrated in 3Q in previous years.

C. Balance Sheet Highlights

1. Assets

•
Total assets decreased by KRW 30.7 billion (-0.1%) over 3Q of 2001 in spite of the increase in current assets due to the increase in net income and long-term loans made to employees during privatization for 5.7% purchase from the government by KRW 711.4 billion (316.6%). Total assets decreased, however, mainly due to the decrease in tangible assets by KRW 960.4 billion (-7.6%) as a result of efficient investment and decrease in SKT shares by KRW 524.6 billion (-21.1%) as a result of 1% of SKT shares in April.

2. Liabilities

•
Although refundable deposit decreased by KRW 917.2 billion (-36.4%) in line with the increasing number of non-refundable subscribers, due to the issuance of overseas CB and BW and domestic CB during the course of privatization, total liabilities increased by KRW 2.25 trillion (19.9%).

3. Shareholders’ Equity

•
Although retained earnings increased by KRW 1.5705 trillion due to cumulative net income of KRW 1.2956 trillion until 3Q, total shareholders’ equity decreased by KRW 2.2824 trillion (-19.9%) because capital adjustment decreased by KRW 3.8530 trillion (-178.6%) as a result of treasury share acquisition for CB & BW issuance and decrease in SKT shares.

IV. Full Year Expectation

Operating Revenue

•
It is expected to maintain solid revenue trend in core businesses such as broadband, telephone etc. However, total year-end top line revenue is expected to be in the range of KRW 11.6 ~ 11.7 trillion due to the decrease in LM interconnection revenue and decrease in SI/NI revenue compared with original expectation.

Operating Income

•
Because there is a characteristic of having concentrated expense in 4Q, and marketing-related expenses are expected to rise in order to form the basis of future revenue growth such as W-LAN and VDSL, operating profits is expected to be below KRW 1.9 trillion. However, we will do our best to keep it above KRW 1.8 trillion.

EBITDA

•	EBITDA is expected to be around KRW 4.5 trillion as depreciation cost is to be around KRW 2.7 trillion for full year, which is KRW 300 billion less than the original expectation.

Net Income

•	The yearly net income of 2002 is expected to be similar to the cumulative net income until 3Q, considering the expected increase in operating expense and non-operating expenses such as donation in 4Q.

V. Summary Statistics
	Mar-01	Jun-01	Sep-01	Dec-01	Mar-02	Jun-02	Jul-02	Aug-02	Sep-02
Broadband Subs	2,424,073	3,100,361	3,480,384	3,858,194	4,076,799	4,333,268	4,388,929	4,465,225	4,558,006
Net Addition	694,753	676,288	380,023	377,810	113,649	78,417	55,661	76,296	92,781
Megapass ADSL	1,967,515	2,625,505	2,982,542	3,340,526	3,549,177	3,782,437	3,838,349	3,910,083	3,998,405
ADSL-Premium	545,621	609,737	619,659	626,293	630,101	636,634	634,397	635,738	640,599
ADSL-Lite	1,400,272	1,976,828	2,305,459	2,640,718	2,829,410	3,031,436	3,082,898	3,154,978	3,234,420
Other ADSL Multi-IP	21,622	38,940	57,424	73,515	89,666	114,367	121,054	119,367	123,386
VDSL applied subs*								8,566	25,557
Megapass B&A	444,865	454,361	456,521	441,765	421,788	407,271	400,109	392,477	384,383
Megapass Satellites	9,952	9,789	11,262	12,020	11,872	11,986	6,271	6,159	6,108
Megapass BWLL	831	950	1,020	989	964	894	798	793	785
Megapass Ntopia	910	9,756	29,039	62,894	92,998	130,680	143,402	155,713	168,325
Broadband APPU	36,159	30,629	30,464	30,159	31,649	30,476	30,342	30,171	29,800
WLANSubs						8,124	9,695	19,689	55,261
Megapass Nespot (Residential)						7,607	6,040	14,093	25,319
Kornet Nespot (Corporates)						517	558	458	1,754
Nespot ID Only							3,097	5,138	28,188
Elzmeka Subs				2,276	7,361	44,000	41,154	67,101	63,392
Leased Lines	589,848	588,518	589,114	593,832	596,961	602,223	603,378	602,313	600,704
Local leased line	531,319	530,644	532,875	538,308	543,268	549,688	551,361	551,113	549,750
DLD leased line	58,173	57,512	55,875	55,160	53,327	52,168	51,652	50,835	50,587
International leased line	260	265	264	265	267	268	264	263	264
Broadcasting leased line	96	97	100	99	99	99	101	102	103
Internet Leased Lines	27,094	27,242	27,774	28,381	28,211	29,531	29,725	30,094	30,744
KT PCS Resale Subs	907	1,131	1,110	1,147	1,297	1,366	1,342	1,344	1,391
CDMA 1x Subs (’000)			0	52	299	451	466	508	N/A
Fixed-line Subs (’000)	21,581	21,750	21,845	21,898	22,021	22,109	22,114	22,147	22,201
Residential users (%)	73%	72%	72%	72%	72%	72%	72%	72%	72%
Non-refundable users (%)	32%	38%	44%	48%	53%	61%	62%	63%	64%
Fixed-line installed (’000)	24,392	24,354	24,052	24,854	24,886	24,970	25,024	25,025	24,942
Digital (%)	79.7%	80.0%	81.6%	87.5%	87.5%	87.7%	88.1%	88.3%	88.6%
Fiber optic (km)	-	110,913	114,518	118,815	119,557	121,410	122,130	122,863	131,244
Caller ID Users (’000)	-	300	533	848	1,174	1,506	1,609	1,702	1,740
VAS users (’000)	8,810	8,876	8,936	8,948	8,984	9,007	9,026	9,042	9,071
Population (’000)**	47,343	47,343	47,343	47,343	47,640(E)	47,640(E)	47,640(E)	47,640(E)	47,640(E)
Number of Household	16,081	16,081	16,081	16,081	16,242(E)	16,242(E)	16,242(E)	16,242(E)	16,242(E)
Broadband Market Share***
KT	47.7%	49.6%	49.4%	49.4%	49.1%	49.7%	48.2%(45.7)	48.2%(45.5)	48.3%(45.8)
Hanaro	25.2%	25.2%	26.0%	26.4%	27.0%	27.8%	30%(28.4)	30.2%(28.6)	30.2%(28.6)
Thrunet	17.7%	16.8%	16.7%	16.7%	16.9%	14.9%	14.3%(13.6)	14.1%(13.3)	13.9%(13.1)
Others	9.4%	8.4%	7.9%	7.5%	7.0%	7.6%	7.5%(12.3)	7.5%(12.6)	7.6%(12.5)
KT Leased Line Market Share
KT	71.4%	70.6%	70.7%	70.0%	70.6%	70.8%	70.7%	70.7%	N/A
Fixed-line Market Share
Local M/S (subscriber base)	98.2%	97.7%	97.2%	96.9%	96.5%	96.1%	96.0%	95.9%	N/A
DLD M/S (revenue base)	85.5%	85.8%	86.0%	84.5%	84.7%	85.0%	85.0%	84.8%	N/A
ILD (revenue base)	69.1%	67.7%	67.5%	67.1%	66.7%	67.2%	66.6%	66.6%	N/A
Source: Company data except Broadband Market Share and Population
*	Number of VDSL applied megapass ADSL subscribers is newly included
**	Source of Population: Korea National Statistical Office
***	Source of Broadband Market Share: MC
Note: From July 2002 MC included the number of subscribers of broadband resale providers in the total number of broadband subscribers in Korea.
To reflect such change a market share based on the new counting method is provided in the bracket next to the market share calculated based on the existing method.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2002

KT Corporation

By:	/s/ Joong-Soo Nam
Name: Joong-Soo Nam Title: Executive Vice President and Chief Financial Officer